Exhibit 1

NEWS

For Release: IMMEDIATE

Hadera Paper Ltd.
Results of a Public Offering in Israel of Additional Series 4 Debentures Held
on August 14, 2008

Hadera, Israel, August 17, 2008 – Hadera Paper Ltd. (formerly, American Israeli Paper Mills Ltd.) (AMEX:AIP) announces the results of a public offering in Israel of additional series 4 debentures pursuant to the report filed with the Israeli Securities Authority on August 14, 2008, and the shelf prospectus published by the company in Israel on May 26, 2008.

On August 14, 2008, the company offered in Israel an aggregate principal amount of up to NIS 120 million (approximately US$ 33.4 million) of series 4 debentures comprised of 120,000 units, NIS 1,000 par-value (approximately US$ 278.2) each, at a price per unit as determined at an auction, and in any case no less than NIS 1,042 (approximately US$ 289.9).

The company had previously received early commitments from Israeli institutional investors to purchase 96,000 units of series 4 debentures.

A total of 256 requests to purchase 114,997 units were made (including 34 requests from Israeli institutional investors to purchase 96,000 units). The price per unit was set at NIS 1,042 (approximately US$ 289.9), reflecting an interest rate of 6.58%.

The company shall issue series 4 debentures with an aggregate principal amount of NIS 114,997,000 (approximately US$ 31,996,939).

The gross proceeds of the public offering are NIS 119.8 million (approximately US$ 33.3 million).

The debentures to be offered as part of the public offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For further information, please see the report on Form 6-K furnished to the Securities and Exchange Commission by the company on August 18, 2008.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@hadera-paper.co.il